Exhibit 99.1

AMARIN REPORTS PRELIMINARY RESULTS FROM PARKINSON’S
DISEASE PRE-CLINICAL PROGRAM USING MIRAXION

Studies Show Miraxion Modulated Cellular Function and Demonstrated
Neuroprotective Effects in Parkinson’s Disease Models

LONDON, United Kingdom, January 10, 2006 - Amarin Corporation plc (NASDAQ: AMRN) today announced promising results from two studies in its pre-clinical program investigating Miraxion (ultra-pure ethyl-EPA) as a treatment for Parkinson’s disease (PD). The pre-clinical studies were conducted by Cai Song, M.D., Ph.D., Associate Professor in the Department of Biomedical Science, University of Prince Edward Island, Canada. Dr. Song holds a prestigious Canada Research Chair in Psychoneuroimmunology and is a leading authority in the field.

Preliminary results from these pre-clinical studies show that Miraxion has neuroprotective effects in PD. Full detailed data is expected to be published in a peer reviewed journal later this year.

The first study showed Miraxion’s neuroprotective effects in cell lines associated with PD. SH-SY5Y cells, derived from human neuroblastoma, with many properties similar to dopaminergic neurons, are widely utilized as an in vitro model to study effects and mode of action of drugs on PD.

Brain-derived neurotrophic factor (BDNF) and its receptor transmembrane tyrosine-specific protein kinase (TrkB) are linked to the etiology of neurodegenerative and mood disorders. The study of fully differentiated SH-SY5Y cells revealed that Miraxion increased the activation of TrkB and truncated TrkB messenger RNA (mRNA) expressions which are critical functions for increasing dopamine (DA) levels in PD patients. The data showed that Miraxion demonstrated neuroprotective effects by interacting with BDNF, leading to improved cell viability and the slowing of the neuronal apoptosis (cell death) associated with the symptoms of PD.

The second study demonstrated that Miraxion modulated cellular function in MPP+ treated SH-SY5Y cells in an in vitro PD model and behavior in an MPTP-induced PD model. MPTP is a neurotoxin commonly used to investigate PD in pre-clinical models. MPP+ is a metabolite of MPTP. In this study, treatment with Miraxion enhanced learning performance, improved motor function and reduced bradykinesia in such animal models.

Dr. Song’s results complement other pre-clinical research conducted at the Institute of Neuroscience at Trinity College, Dublin which showed Miraxion to have neuroprotective effects on models of neurodegenerative disorders. Professor Marina Lynch and her associates presented the full results of their studies on the neuroprotective effects of Miraxion at the 35th Annual Society for Neuroscience meeting in Washington, D.C. in November 2005. Those data showed two important results concerning the mechanism of action and properties of Miraxion. Firstly, the effect of Miraxion on modulation of neuro-inflammation and secondly, the corresponding impact of Miraxion on the reduction of microglial activation.

Commenting on the results of these studies, Rick Stewart, Chief Executive Officer of Amarin, said, “These promising pre-clinical results are of great importance in our understanding of how Miraxion can modulate the neuronal cell’s activities to increase its viability and slow the cell death processes associated with neurodegenerative disorders, including Parkinson’s disease and Huntington’s disease. Importantly, these results complement the data presented by Trinity College’s researchers, further validating Miraxion’s neuroprotective effects on models of degenerative disorders.

“We are very encouraged by these data and look forward to progressing Miraxion into clinical studies in patients with Parkinson’s disease later this year. These significant findings may represent an opportunity to change the treatment paradigm for patients diagnosed with Parkinson’s disease and other neurodegenerative diseases.” concluded Mr. Stewart.

Parkinson’s Disease

PD is a progressive neurodegenerative disorder affecting approximately 1 million patients in the U.S. where the market for PD drug treatments in 2004 was approximately $600 million. The main pathological characteristic of PD is the loss of pigmented DA-containing neurons of the substantia nigra associated with the presence of cytoplasmic α-synuclein-positive inclusions, the so-called Lewy bodies. Therapeutics that slow or stop the neurodegenerative processes of PD are expected to have a major impact for the treatment of PD.

About Amarin

Amarin is a neuroscience company focused on the research, development and commercialization of novel drugs for the treatment of central nervous system disorders. Miraxion, Amarin’s lead development compound, is in Phase III trials in the U.S. and Europe for Huntington’s disease and in Phase II development for depressive disorders.

Contacts:

Amarin Corporation plc     +44 (0) 207 907 2442
Rick Stewart                                                                            Chief Executive Officer
Alan Cooke                                                                             Chief Financial Officer
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.     +1 212 838 3777
Kim Golodetz (kgolodetz@lhai.com)
Anne Marie Fields (afields@lhai.com)

Media:
Powerscourt       +44 (0) 207 236 5615
Rory Godson/Victoria Brough

For press releases and other corporate information, visit our website at http://www.amarincorp.com. Information on our website is not part of this press release.

Disclosure Notice:

The information contained in this document is as of January 10, 2006. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "project", ”forecast”, "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the success of Amarin's research and development activities, including the phase III trials with Miraxion in Huntington’s disease; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affecting Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating requirements; general changes in U.K. and U.S. generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures and other unusual items, including Amarin's ability to integrate its acquisition of Amarin Neuroscience Limited. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Annual Report on Form 20-F for the fiscal year ended December 31, 2004, as amended by Amendment No. 1 on Form 20-F/A, and in its Reports of Foreign Issuer on Form 6 K furnished to the SEC.